P.O. Box 8036 Wisconsin Rapids, WI 54495-8036 Phone: (715) 424-3636 Fax: (715) 424-4242 www.renlearn.com

July 31, 2009

Ms. Kari Jin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC, 20549

RE:

Renaissance Learning, Inc. (File No. 0-22187)

Dear Ms. Jin:

The following pages of this letter respond to the comments contained in the Staff’s letter to Terrance D. Paul, CEO of Renaissance Learning, Inc. dated July 8, 2009 (the “Comment Letter”).

We have reviewed the Comment Letter and our responses to your queries are included in the attached document. In most cases we have proposed enhanced disclosures in response to your comments. In some cases we have provided a response that attempts to clarify the issue or address a specific question you have raised.

In connection with the responses contained in this letter, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Mary T. Minch

Mary T. Minch, Chief Financial Officer

Renaissance Learning, Inc.

PO Box 8036

Wisconsin Rapids, WI 54495-8036

Phone: 715-424-3636  Fax: 715-424-0535

Email: mtminch@renlearn.com

Renaissance Learning, Inc.

Item 1. Business

Selling and Marketing, page 6

1. You state that various book dealers and publishers sell your products to their customers pursuant to certain resale arrangements between your company and these book dealers and publishers. In your response, please better describe these resale arrangements so as to provide investors with a more complete understanding of how your products are distributed. See Item 101(c)(1)(i) of Regulation S-K.

RESPONSE: We propose to replace the language discussing resellers in our future 10-K filings, under Item 1. Business, Selling and Marketing with the following:

“We utilize reseller channels to sell our software and hardware products. Currently, approximately 12% of our sales are made through resellers.

We have resale arrangements with various book dealers and book publishers that sell our software products to their customers, the end-users. Resellers of our software do not stock any product, rather they sell software subscriptions or other electronically delivered content to their customers. We provide the subscription-based software to the end-user and recognize the related revenue over the period of the subscription. For other electronic content, we provide the product keys to the end-user customer which allow for immediate download and recognize the revenue when we provide the key.

Some of our hardware products are also distributed by various third-party resellers. We recognize the revenue from hardware sales when we deliver the hardware to these resellers. We offer only limited return and stock exchange rights to our hardware resellers. Stock returns and exchanges are generally limited to 60 days, require the payment of a restocking fee and must be accompanied by a new order for at least the same dollar amount. We accrue a provision for reseller stock returns, price protection, and exchanges when we ship the hardware to the reseller, however, due to the terms of our agreements with our hardware resellers and the low incidence of actual returns we have historically experienced, the amount is not currently, and has not historically, been significant.”

Item 1A, Risk Factors

2. We note that in several instances the subcaptions immediately preceding certain risk factors fail to adequately describe the risks. As examples, we note the following sub-captions:

• “Selling and Marketing Strategy and Product Acceptance”

• “Educational Philosophies”; and

• “Acquisitions”

Please confirm that for applicable future filings you will set forth each of your risk factors under a subcaption that adequately describes the risk. In addition, please be sure that each risk factor is tailored to explain how each risk affects your company or industry. See Item 503(c) of Regulation S-K.

RESPONSE: We confirm that for future applicable filings we will set forth each of our risk factors under a subcaption that adequately identifies the risk. We will also ensure that each risk factor is tailored to explain how each risk affects our company or industry.

Renaissance Learning, Inc.

With regard to the specific subcaptions mentioned in your review, we propose the following changes:

• The subcaption “Selling and Marketing Strategy and Product Acceptance” will be changed to “We may not be successful in selling our products and services through new sales and distribution channels or into new markets, which may limit our growth”. The language in this subcaption pertaining to new product acceptance will be deleted so this risk factor solely focuses on sales channel and new market risks.

• The subcaption “Educational Philosophies” will be changed to “Philosophical opposition to our products and services may reduce demand for our products and services and harm our reputation”.

• The subcaption “Acquisitions” will be changed to “If we engage in acquisitions, we may not realize the expected benefits of owning the acquired businesses and our business could be adversely affected due to a variety of operational and financial risks”.

Fluctuations in Quarterly Performance, page 12

3. We note your disclosure on page 20 in your Results of Operations that the sale of your Renaissance Place product and service offerings on a subscription basis causes a large portion of your revenue to initially be deferred and recognized into income over the subscription period. Please tell us whether you considered enhancing the disclosure in the risk factor with a brief discussion of the extent to which the sale of your products on a subscription basis may cause your quarterly earnings to fluctuate.

RESPONSE: We considered adding disclosure discussing the extent to which the sale of our products on a subscription basis may cause quarterly earnings to fluctuate. However, while it was true that revenue growth rates were impacted as we first began transitioning to a subscription-based software business model, subscriptions now represent a significant portion of our software sales and we now have a substantial amount of deferred subscription revenue. Therefore this factor no longer has a significant impact on quarterly financial results since recognition of deferred subscription revenue is now substantial enough that it results in less fluctuation of quarterly revenues. Therefore, in future filings, we propose to:

(a)

Remove the fourth and fifth bullet points under the risk factor entitled “Fluctuations in Quarterly Performance”; and

(b)

In our Results of Operations: (1) delete the last paragraph that begins on the bottom of page 20, and (2) modify the fourth paragraph under Results of Operations by deleting the first sentence and inserting the following:

“The transition to subscription-based products has increased the seasonality of customer ordering patterns for software. However, as the transition to subscription-based products has progressed, we have built substantial balances of deferred subscription revenue. Since this deferred revenue is recognized ratably over the subscription period (generally twelve months) it reduces the volatility of our reported revenue. This means that revenues in a given period are not necessarily indicative of the orders placed by our customers for our products and services during a given period. ”

(c)

Continue to include a discussion of current order patterns and trends similar to that in our 2008 Form 10-K and first quarter 2009 Form 10-Q.

Renaissance Learning, Inc.

Acquisitions, page 14

4. Please tell us whether you considered including in this risk factor a discussion of the AlphaSmart acquisition, including the $46.5 million goodwill impairment charge recorded in 2008. If you did not consider including such a discussion, please explain why.

RESPONSE: We included a general discussion of the impairment issue in the “Acquisitions” risk factor in both the 2007 and 2008 Form 10-K. We also refer you to the section entitled “Critical Accounting Policies and Estimates” in our 2007 Form 10-K which provided a discussion focused on the AlphaSmart goodwill and intangible assets as follows:

“Goodwill and Long-Lived Assets. We assess the value of our goodwill on at least an annual basis by comparing its fair value with its carrying value. Fair value is determined primarily based on valuation analysis performed by management using a discounted cash flow methodology. The valuation analysis requires significant judgments and estimates to be made regarding future cash flows. Our estimates could be materially impacted by factors such as competitive forces, customer behavior, product acceptance, specific industry factors and changes in interest rates.

In 2007 and 2006, our laptop revenues decreased primarily as a result of difficulties in integrating the selling operations of AlphaSmart into our overall organization. We believe that our long-term strategies will be successful in returning the laptop line to growth and higher levels of profitability.

We have goodwill of $44.2 million, a trademark of $3.0 million and other intangibles of $2.6 million related to the laptop business. We reviewed the value of these assets for impairment at the end of 2007 and our review indicated that there was no impairment at December 31, 2007. The valuation of any long-lived asset is inherently subjective and dependent on projections of future operating results. If we do not achieve the estimated future operating results, or if other key variables and assumptions change, these assets may be impaired in the future.”

We did consider adding a more detailed discussion in the Risk Factors section of our 2008 Form 10-K but concluded that, because the impairment had already taken place and given that our goodwill balance is now significantly smaller, the potential impairment of our remaining goodwill balance did not pose a material risk at that time. Furthermore, at present we do not anticipate another acquisition the size of AlphaSmart that will result in a comparable goodwill balance.

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, Overview, page 19

5. We note your risk factor disclosures on page 10 regarding your reliance on your Accelerated Reader software, the concentration of your sales in certain states and your dependence on educational institutions and government funding. Please tell us whether you considered discussing these or other significant matters in your Overview so as to provide a more balanced, executive-level discussion concerning the most important themes and significant issues with which your management is primarily concerned in evaluating your company’s financial condition and operating results. See Section III of SEC Release No 33-8350.

Renaissance Learning, Inc.

RESPONSE: In future filings, we propose to add the following language to our overview, which will be followed by a discussion of the current state of educational funding in the United States (and other jurisdictions if significant to our business):

“We monitor several important issues which are significant to the evaluation of our financial condition, operating results, business challenges and strategic opportunities. Among the more important of these issues are:

(i)

Maintaining and expanding our customer base, particularly with respect to the Accelerated Reader product which accounts for approximately 38% of our sales;

(ii)

The general state of K-12 educational funding in the United States; and

(iii)

The state of K-12 funding in certain large states, particularly California, Texas and Florida, which together make up in excess of 40% of our total revenues.

A key part of our business strategy for maintaining and expanding our customer base (and the related revenues) is to transition our traditional perpetual-license-based customers to our newer subscription-based software products. Our subscription-based products offer significant enhanced features which add greater value to our customers, thereby contributing to increased customer satisfaction. Our most popular subscription-based products, the Enterprise versions, include much greater access to product content at no additional cost. They also offer a hosting option which makes implementation of our software much easier and greatly reduces the costs both to our customers to implement and to us to develop and support the software. Customers who have transitioned to our Accelerated Reader Enterprise subscription-based product to date have increased their average spend approximately $1,000 more per year, per school versus our customers using our perpetual-license products. Although this amount of incremental revenue could change due to customer mix and other factors including additional purchases of products and services, we expect that we will continue to see incremental revenue as our customers transition to Accelerated Reader Enterprise.  We have also experienced an annual per customer revenue increase for our other subscription-based products, but the increase has been most significant with our Accelerated Reader Enterprise product.

We track active usage of both our subscription and perpetual products via a variety of measures including active subscriptions, recent customer support requests, recent purchases of additional content, and recent participation in training or professional development events. Based on these criteria, our approximate worldwide active customer counts for both our perpetual and subscription-based licenses at the end of 2008 and 2007 were as follows:

	2008	2007
Accelerated Reader	55,000	56,000
Accelerated Math	19,000	18,000
STAR Reading & STAR Math	47,000	49,000

As of the end of 2008, approximately one-third of our active reading product customers were using subscription-based Enterprise version as compared to approximately one-fifth at the end of 2007.”

Renaissance Learning, Inc.

Results of Operations, page 20

6. There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. services revenue, cost of sales, product development, selling and marketing, etc.). Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835.

RESPONSE: In future filings, we will quantify each source that contributed to a material change in particular in items in the Results of Operations section. As an example and consistent with the foregoing, we have included the following disclosure in the Results of Operations section of our second quarter 2009 Form 10-Q:

“Service revenue increased by $1.1 million, or 17.8%, to $7.3 million in the second quarter of 2009 from $6.2 million in the second quarter of 2008. Nearly all categories of service revenue improved in the quarter. The most significant increases were in hosting and professional development which increased by $0.6 million and $0.3 million, respectively.

Selling and Marketing. Selling and marketing expenses decreased by $0.5 million, or 5.6%, to $8.4 million in the second quarter of 2009 from $8.9 million in the second quarter of 2008.  Selling expenses decreased $0.3 million due to lower commissions caused by reduced order rates and marketing expenses decreased $0.2 million due to cost efficiencies in our advertising programs. As a percentage of net sales, selling and marketing expenses decreased to 29.5% in the second quarter of 2009 from 31.8% in the second quarter of 2008.”

Results of Operations, page 20

7. You state that the increase in your service revenue in 2008 was due to nearly all your service categories achieving growth, “with the largest increase in [your] remote technical services, primarily hosting installations”. You also state that your service revenues increased because you held a National Conference in the first quarter of 2008. In your response, please explain to us the interrelationship between holding a National Conference and your service revenues.

RESPONSE: We respectfully advise the staff that attendees pay a fee to attend our National Conference. We recognize the revenue, which is categorized as service revenue, at the time of the conference.

Results of Operations, page 20

8. We note your discussions throughout the filing regarding the Company’s transition to subscription-based products. We further note your disclosures on page 20 where you indicate that the Company believes the percentage of customers using the subscription-based products is an important indicator of your current and potential growth opportunities. While you indicate the percentage and number of subscription users at December 31, 2008, it is not clear how this compares to fiscal 2007 and what impact the customer counts had on the Company’s revenues and gross profit margins. Tell us how you considered including a discussion regarding these changes in your results of operations disclosures. In this regard, while we note that product revenues decreased by only 0.1% in fiscal 2007, tell us what impact subscription revenues had on such revenues; tell us if they

Renaissance Learning, Inc.

were perhaps offset by changes in other product revenues (i.e. perpetual licenses); and tell us what impact, if any, these fluctuations had on your gross profit margins.

RESPONSE: In future filings, we intend to add the comparative customer counts as noted in our response to comment 5 above. Further, we propose to include the following language in the second and third paragraphs under Results of Operations in the future:

“Our strategic transition to a subscription-based software product has affected and will continue to affect our results of operations. We believe that this strategy has the potential to generate more lifetime revenue per customer than selling software under a perpetual-license model. Revenues from subscription-based software sales are not completely incremental to our results as customers who make the transition no longer purchase annual support plans for our perpetual-license products and those who purchase our most popular subscription-based product, the Enterprise version, also no longer purchase add-on content. Revenues under the subscription-based model are composed of both software and services. The gross profit margins from subscription-based software products are slightly higher than our historical gross profit margins on sales of perpetual-license software. The subscription-based software model tends to generate a sales mix somewhat more heavily weighted towards services and the services we sell with our subscription-based software products tend to have a somewhat higher gross profit margin than those sold with our perpetual-license software products.

We believe the percentage of customers using the subscription-based Enterprise versions of our reading and math products is an important indicator of the progress of this strategic growth initiative and the magnitude of the growth opportunities still existing with regard to this strategy. The percentage of customers using reading products is more important since Accelerated Reader is our most significant product and because we have experienced a greater increase in per customer revenues from Accelerated Reader Enterprise subscription-based customers as compared to users of our other subscription-based products. As of the end of 2008, approximately one-third of our active reading product customers were using the Enterprise version as compared to approximately one-fifth at the end of 2007.”

Off Balance Sheet Arrangements and Aggregate Contractual Obligation, page 25

9. Tell us your consideration to disclose the Company’s obligations for unrecognized tax benefits in your table of contractual obligations or in the footnotes thereto. We refer you to item 303(A)(5) of Regulation S-K.

RESPONSE: We refer you to the last paragraph on page 25 which immediately precedes the table of contractual obligations and reads as follows:

“Tax audit settlements and deposits. Currently we do not anticipate making any significant cash payments related to the settlement of tax audits or deposits for unsettled audit issues. Estimation of the amounts and timing of payments in periods after 2009 are highly uncertain and therefore are not included in the table.”

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 32

10. We note that the Company offers subscription-based software sales that include both products and services. We also note that the Company sells software that requires

Renaissance Learning, Inc.

significant modification or customization for which revenue is recognized using the percentage of completion method of accounting. Please tell us where you classify the revenues and related cost of revenues from these bundled arrangements in your consolidated statements of income. If you classify these revenues and related costs in a single line item or if you allocate the revenues between products and services, then please explain your basis of presentation or allocation methodology, why you believe such presentation is reasonable and confirm that your presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation or allocation methodology and discuss the reasons for such presentation or allocation.

RESPONSE: Our allocation and presentation of bundled sales between product revenue and service revenue is based on vendor-specific objective evidence of the value of each component of such sales as defined in SOP 97-2. As such, we believe the method of allocation is an objective, rational and reasonable one. We have used this basis of presentation consistently. We confirm that we will ensure that our future Critical Accounting Policies and Estimates and footnote disclosures include a discussion of our basis of presentation and allocation methodology and the reasons for such presentation and allocation. Specifically, we propose to include the following language the revenue recognition section of our significant accounting policies footnote in future filings:

“Revenue and cost of revenue from bundled arrangements are allocated between product and services in our consolidated statement of operations. For revenue, the basis of allocation is the relative value of each element of the bundled arrangement when sold separately. Costs of sales are based on the actual cost of delivering the products and rendering the services.”

Note 2. Summary of Significant Accounting Policies

(b) Revenue Recognition, page 3

11. We note from your disclosures on page 6 that the Company sells its products through resellers (i.e. book dealers, book publishers and third party resellers). Please explain your revenue recognition policy for products sold through your resellers. For instance, tell us whether revenue from your resellers is recognized on a sell-in or sell-through basis. If your policy differs amongst resellers, then please explain why. Also, further explain your disclosure where you indicate “…only limited, short-term price protection and stock balancing rights to [your] resellers”. In this regard, tell us how you account for such contingencies. Further tell us how you considered including a discussion of your revenue recognition policy as it related to indirect sales in your footnote disclosures.

RESPONSE: Revenue from our resellers is recognized on a sell-in basis. While there are some contractual differences in return rights, the majority follow our standard terms as discussed below. We propose to add the following language to note 2 in our future filings (consistent with our proposal for comment 1, above):

“We utilize reseller channels to sell our software and hardware products. Currently, approximately 12% of our sales are made through resellers.

Renaissance Learning, Inc.

We have resale arrangements with various book dealers and book publishers that sell our software products to their customers, the end-users. Resellers of our software do not stock any product, rather they sell software subscriptions or other electronically delivered content to their customers. We provide the subscription software to the end-user and recognize the related revenue over the period of the subscription. For other electronic content, we provide the product keys to the end-user customer which allow for immediate download and recognize the revenue when we provide the key.

Some of our hardware products are also distributed by various third-party resellers. We recognize the revenue from hardware sales when we deliver the hardware to these resellers. We offer only limited return and stock exchange rights to our hardware resellers. Stock returns and exchanges are generally limited to 60 days, require the payment of a restocking fee and must be accompanied by a new order for at least the same dollar amount. We accrue a provision for reseller price protection, stock returns, and exchanges when we ship the hardware to the reseller, however, due to the terms of our agreements with our hardware resellers and the low incidence of actual returns we have experienced, the amount is not currently, and has not historically, been significant.”

Note 4. Goodwill and Other Intangible Assets, page 42

12. We note from your disclosures on page 27 that a sharp decline in the fourth quarter of fiscal 2008 laptop orders and the worsening economic climate caused the Company to lower your forecast for orders of laptops and writing software, which resulted in impairment charges to goodwill, trademarks and customer relationships acquired in the AlphaSmart acquisition. Tell us how you determined that there were no triggering events prior to your December 31, 2008 annual impairment test that would have prompted the Company to test the recoverability of goodwill and other intangible assets. In this regard, we note from your disclosures on page 6 that total quarterly orders are generally highest in the third quarter. Accordingly, tell us whether you experienced a decline in your third quarter laptop orders and if so, tell us how you determined this decline did not represent a triggering event. As applicable, tell us how your MD&A disclosures in the September 30, 2008 Form 10-Q addressed any known trends and uncertainties that were reasonably likely to have a material impact on your results of operations (i.e. the potential impairment of goodwill and other intangible assets). Further, tell us your consideration to provide early warning disclosures for goodwill or disclosures for any uncertainties that you reasonably expect will have an impact on future income from continuing operations. Refer to SOP 94-6.

RESPONSE: In determining whether or not a triggering event had occurred in the third quarter of 2008, we reviewed the impairment indicators in SFAS 144, Para. 8 which are as follows:

a. A significant decrease in the market price of a long-lived asset (asset group)

b. A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

c. A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

d. An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

Renaissance Learning, Inc.

e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

f. A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

In that regard, we determined that none of the indicators was present, with the possible exception of indicator (c) as a result of the business climate. At that time there did not appear to be a general consensus amongst economists as to the length or severity of the economic downturn and therefore we did not believe that we had enough information about the macro business climate to make the determination that it represented a triggering event. We also considered current order patterns for our laptops. In contrast to our subscription-based software products, laptop orders do not exhibit a distinct seasonality pattern. Laptop orders during the third quarter of 2008 were $4.3 million compared to $4.4 million in the third quarter of 2007. At the time, we were optimistic that orders would improve in the fourth quarter of 2008 and beyond due to attractive new features in the recently introduced NEO 2, a price decrease, and a new aggressive sales and marketing promotional campaign initiated in the latter half of 2008. Therefore, based on our review of the facts available to us at September 30, 2008 we determined that a triggering event under SFAS 144 had not occurred. Furthermore, in light of this outlook, we did not believe that there was any identifiable trend in laptop orders that was reasonably likely to lead to a future impairment. We had included, in our 2007 Form 10-K critical accounting policies, a discussion specifically focused on the goodwill related to the laptop business and the potential for a write-down. Please refer to our response to comment 4 above.

Subsequently, in the fourth quarter, there were several significant developments that changed our outlook for our laptop business. As the depth and severity of the negative economic situation became clearer we saw our customers become very hesitant to commit to buying decisions, in spite of their interest in the new features, lower price and our sales promotion. Consequently we did not experience an increase in orders and fourth quarter sales decreased to $3.8 million in 2008 from $4.8 million in 2007. In addition, in the fourth quarter we decided to indefinitely suspend plans for development of a new classroom writing system designed to run on our laptops. Therefore, at the end of the fourth quarter the weight of the factual circumstances indicated that we would need to substantially lower our expectations for the laptop business.

With regard to the disclosures required under SOP 94-6, we refer you our 2007 Form 10-K, notes 4 and 5(c), of the notes to our consolidated financial statements. Since we did not believe there had been a significant change in circumstances since the end of 2007, there were no changes made to these notes in the third quarter 2008 Form 10-Q.

We will continue to consider the need for early warning disclosures in our future filings and will make such disclosures for known uncertainties that we reasonably expect will materially impact future income from continuing operations, consistent with the requirements of SOP 94-6.

Note 4. Goodwill and Other Intangible Assets, page 42

13. Also please describe more fully the estimates and assumptions used in your assessment and evaluation of goodwill and December 31, 2008. In this regard, tell us how these assumptions and estimates changed from those used in your fiscal 2007 analysis such that they resulted in a $47.9 million impairment charge. Also, tell us how the cash flow assumptions used in your analysis compared to the actual results for each period. Further, tell us your consideration to provide disclosures in your critical accounting policies to fully

Renaissance Learning, Inc.

describe the estimates and assumptions included in your assessment and evaluation of goodwill and other intangible assets impairment. In this respect, you should consider providing disclosures that serve as a supplement to your accounting policy for goodwill and other intangible assets testing. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8850.

RESPONSE: We supplementally advise the staff of the following:

A comparison of the primary assumptions used in our assessment and evaluation of goodwill and other intangibles at December 31, 2008 and 2007 follows:

	2008	2007	Notes
Weighted average cost of capital	20.0%	22.0%	(a)
Sustainable growth rate	3.0%	4.0%	(b)
Gross profit margin - hardware	55.0%	57.5%	(c)
Gross profit margin - software	-	92.0%	(b)
Hardware revenue (millions)	$ 127	$ 200	(b)
Software revenue (millions)	$ -	$ 44	(b)
Working capital assumptions:
Days sales in account receivable	35	35
Days sales in inventory	90	90
Capital additions	not material

Notes to primary assumptions:

(a)

Approximately 1/3 of the change is attributable to the risk free market rate of interest. The remainder is attributable to our opinion, supported by an independent appraiser, that there was less risk and uncertainty in the 2008 valuation model due to lower growth rates for hardware sales and no reliance of the 2008 model on development and introduction of new writing software product.

(b)

These amounts represent total revenue for laptops and writing software over the six year forecast period in the valuation model. Laptop hardware revenues over the forecast period as well as the sustainable growth rate were decreased due to the difficult current economic environment, the loss of expected synergistic sales with the writing software, and our assessment that the very recent emergence of low cost notebook computers (i.e. “netbooks”) represents a competitive challenge to sales of our laptops. Plans to develop and introduce a new writing software product for the laptop business were suspended indefinitely at the end of 2008.

(c)

The provided gross profit margins represent the average over the six year forecast period in both the 2008 and 2007 valuation models. The gross margins do not vary significantly from year to year in either model. Forecasted gross profit margins were lowered to compensate for laptop price decreases.

In our 2007 valuation model we forecasted that cash flow of the laptop reporting unit in 2008 would be $0.8 million. Actual cash flow in 2008 was approximately $0.6 million.

In the 2008 valuation model we forecasted that cash flow of the laptop reporting unit in 2009 would be $0.3 million. Our actual results for the first half of 2009 indicates an annualized cash flow of approximately $0.3 million.

We did include in our 2007 Form 10-K critical accounting policies, a discussion specifically focused on the goodwill related to the laptop business and the potential for a write-down. Please refer to our response to comment 4 above.

Our current goodwill balance of $2.8 million is much less significant and based on the performance of the related part of our business we believe the potential for a significant

Renaissance Learning, Inc.

impairment to be low. We confirm that in future 10-K filings we will provide additional disclosures, including sensitivity analysis, for goodwill and other intangibles testing, and for similar circumstances to the extent material.

Item 11, Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed 3/11/09).

Security Ownership of Management and Certain Beneficial Owners, page 2

14. Please clarify whether the ownership amounts listed in your beneficial ownership table include any securities that the listed persons have the right to acquire beneficial ownership of within 60 days. See Items 403(a) and (b) of Regulation S-K. Se also Rule 13d-3 of the Exchange Act.

RESPONSE: The ownership amounts listed in the Security Ownership of Management and Certain Beneficial Owners table on page 2 of our Definitive Proxy Statement include options to purchase shares of our common stock, as well as restricted stock units. As of the date of the table and as indicated in the footnotes, all such options were vested, and thus immediately exercisable.  The restricted stock units vest upon a director’s termination of service. We indicate in the footnotes the number of options and restricted stock units held by each individual included in the table. The listed persons did not own any other securities that gave such persons the right to acquire beneficial ownership of such securities within 60 days. We will revise our disclosure in the future to explain that other than as described, the listed persons do not own any other securities that give them the right to acquire beneficial ownership of such securities within 60 days.

Executive Compensation

Compensation Discussion and Analysis, page 11

15. You provide executive compensation disclosure for your chairman, chief executive officer, president and chief financial officer. Please help us to understand how you determined that you need not provide disclosures for the next most highly compensated officer who was serving as an executive officer at the end of your last fiscal year in accordance with Item 402(a)(3)(iii) of Regulation S-K. Please note that in certain cases, it would be appropriate to include executive officers or other employees of subsidiaries. See Instruction 2 to Item 402(a)(3) for additional guidance.

RESPONSE: We consider a small number of people executive officers for purposes of Item 402(a)(3)(iii) of Regulation S-K because of the significant influence over our policies held by our controlling shareholders, Terrance D. Paul and Judith A. Paul. Executive compensation disclosure has been provided for those individuals who have the ultimate policy making functions for each of our principal business units and functions. While we have a number of vice-presidents in charge of business units or functions, they have a narrow range of responsibilities and exercise operational rather than policy-making control over such business units or functions. Accordingly no other vice presidents or officers were deemed by us to be an executive officer. However, our Board of Directors periodically reviews our management team's roles as our business evolves, and in the future the Board may conclude that it would be appropriate to designate additional persons as executive officers.

Compensation Discussion and Analysis, page 11

16. We note your statement that you are not involved in benchmarking. Please help us to understand this statement in light of your disclosure on page 12 and CD&I 118.05.

Renaissance Learning, Inc.

RESPONSE: We review third-party surveys containing broad-based compensation data for the positions of chairman, chief executive officer, chief operating officer, chief financial officer. We reviewed these surveys not as a means of setting compensation, but to obtain a general understanding of current compensation practices for these specific positions. It is our understanding that this does not constitute benchmarking under CD&I 118.05. We do not target our executive officers’ compensation at a specific level or percentage based upon other companies’ compensation arrangements. Please note that on page 13 of our Definitive Proxy Statement, we state that we review such survey data to obtain a general understanding of current compensation practices for specific positions and that such information is not used for benchmarking purposes.

Base Salary, page 13

17. You state that your compensation committee’s decision to increase the base salaries of Mr. Schmidt and Ms. Minch in 2008 was based in part on their personal performance and the financial performance of the company. Please describe the specific elements of personal performance and corporate performance taken into account by your Compensation Committee in its decision to increase the base salaries of these officers. In addition, please confirm that you will provide such information in future filing where applicable. See Item 402(b)(2)(v) and (vi) of Regulation S-K.

RESPONSE: In the determination of their base salaries, there are no specific goals set for Mr. Schmidt and Ms. Minch against which their performance is specifically measured. However, in addition to the data reviewed with respect to how Mr. Schmidt’s and Ms. Minch’s compensation compares to the data compiled for executive officers of other publicly traded companies comparable in terms of industry and size, the compensation committee took into account certain personal performance factors. The Committee discussed the scope of their job responsibilities, their performance with respect to maintaining company morale, implementing controls, initiating cost control measures, developing a solid leadership team, and their ability to fulfill the duties and assignments of their respective positions. To a lesser degree, the Committee also considered certain company performance factors, such as improved order rates and growth in subscription-based products.

We confirm that we will include more detailed factors as described above in our future CD&A disclosures.

Annual Cash Incentive Bonus, page 14

18. You state that “an escalating cash incentive bonus is earned if, during the measurement period, [your] revenues and operating income between the predetermined minimum and maximum levels.” Ensure that you quantify the interrelationship between increases in revenues and operating income and the and the corresponding payment of cash incentive bonuses so that investors may better understand how your cash incentive bonus program is structured to reflect your company’s performance for the relevant measurement periods. See Item 402(b)(2)(vi) of Regulation S-K.

RESPONSE: We supplementally advise the staff of the following:

The cash incentive bonus for the period July 1, 2007 to June 30, 2008 was based on the results of our domestic business operations using the following formula:

Renaissance Learning, Inc.

(Revenue growth factor + Operating income growth factor) X Bonus opportunity X Base salary.

The bonus opportunity for Mr. Schmidt was 100% and for Ms. Minch was 60%. The revenue and operating income growth factors were based on the following table:

For the period beginning on July 1, 2008 to June 30, 2009, the revenue and operating factors were based on the following table:

In future filings, we will provide the following disclosure:

“An escalating cash incentive bonus is earned if, during the measurement period, the company' achieves any increases in revenues and operating income between $0 and $50 million in revenue and $0 and $22 million in operating income. Mr. Schmidt’s bonus opportunity is 100% of base salary times a revenue growth factor plus an operating income factor. Ms. Minch’s bonus opportunity is 60% of base salary times a revenue growth factor plus an operating income factor. The revenue and operating income growth factor ranges from 0 to 50%, generally in 5 percentage point increments.

Long-Term Equity Based Compensation Awards, page 15

19. We note that in 2008 your compensation committee approved grants of restricted stock to Mr. Schmidt and Ms. Minch valued at $133,969 and $92,206, respectively. Please tell us how you determined the amount of restricted stock to grant to each of these executive officers. Where applicable, please describe any formula used. See Item 402(b)(1)(v) of Regulation S-K.

Renaissance Learning, Inc.

RESPONSE: We note the amounts that you reference are the amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 and therefore, reflect the expense recorded in our financial statements for restricted stock granted in 2006 through vesting in 2008, rather than the value of grants approved by the compensation committee in 2008. Amounts approved by the committee in 2008 were $345,000 and $125,000 for Mr. Schmidt and Ms. Minch, respectively.

As noted in our CD&A disclosure, equity based compensation is not determined based on base salary nor is there any specified formula. Rather the amount of restricted stock granted was based on the CEO’s recommendation; the Committee’s estimation of amounts required to retain these individuals to provide continuity of leadership and; the Committee’s general review of compensation for comparable positions.

We propose to modify the language in the third paragraph on page 15 as follows in future filings:

“In April, July and October of 2008, the compensation committee approved restricted stock grants for Mr. Schmidt and Ms. Minch. These grants were approved based upon the compensation committee’s review of the factors noted above including the specific personal and company performance factors noted. The committee placed specific emphasis on providing an enhanced retention incentive to Mr. Schmidt and Ms. Minch when determining the amount of the grants.”

Certain Relationships and Transactions, page 27

20. You state that the transactions between your company and Mr. and Mrs. Paul were reviewed and approved by your audit committee. Please describe the policies and procedures followed by your audit committee for the review, approval or, modification of these transactions. See Item 404(b)(1) of Regulation S-K.

RESPONSE: The Company will revise its disclosure in future filings of its definitive proxy statement to more fully describe the procedures regarding related party transactions. To that end, the Company intends to include the disclosure in substantially the form set forth below in future filings of its definitive proxy statement.

“The Company’s Audit Committee Charter includes a written provision that the responsibilities of the Audit Committee include a review and approval of all related-party transactions with directors, executive officers, 5% shareholders, members of their family and persons or entities affiliated with any of them. While the Charter does not provide specific procedures as to the review of related-party transactions, the Audit Committee requires management to present to the Committee at each quarterly meeting the details of any such transactions. Any such related-party transactions are reviewed and evaluated by the Audit Committee members based on the specific facts and circumstances of each transaction. The Audit Committee’s philosophy is to minimize related-party transactions, and as such, Company has entered into only a limited number of related-party transactions in recent years.”

Renaissance Learning, Inc.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Note 6, Recent Accounting Pronouncements, Page 5

21. We note that adoption of FSP EITF 03-6-1 in the first quarter of fiscal 2009 did not have a material impact on your basic and diluted earnings per share. However, we also note from the disclosures on Page 15 of the Proxy Statement filed March 11, 2009 that non-vested restricted stock grants have dividend rights. Please tell us how you considered the dividend rights of such restricted stock in your calculations of basic earnings per share and explain further how you determined that the adoption of FSP EITF 03-6-1 did not materially impact your earnings per share. Please provide any calculations that support your conclusion.

RESPONSE: Substantially all of our outstanding restricted stock grants include a non-forfeitable dividend right. We included all such non-vested restricted stock grants that have a dividend right in the calculation of earnings per share. The number of restricted stock grants included in basic earnings per share represents approximately 1% of our outstanding shares and therefore we concluded that the impact on earnings per share is immaterial.